EXHIBIT 21.1
Subsidiaries of Registrant

Name	Jurisdiction of Organization
Athena Arsenal, LLC	Massachusetts
Athena Point Lookout, LLC	Maine
athenahealth MA, Inc.	Massachusetts
athenahealth Security Corporation	Massachusetts
athenahealth Technology Private Limited	India
Epocrates, Inc.	Delaware
Healthcare Data Services LLC	Massachusetts
Modality, Inc.	North Carolina
Proxsys LLC	Alabama